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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                NSC Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00062938T1
        ---------------------------------------------------------------
                                 (CUSIP Number)

                    Herbert A. Getz, Senior Vice President,
                         General Counsel and Secretary
                             Waste Management, Inc.
                             3003 Butterfield Road
                           Oak Brook, Illinois 60523
                                 (630) 572-8840
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 16, 1998
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 3 relates to the Statement on Schedule 13D, as amended by Amendments No. 1 and 2 (the "Original Schedule 13D"), filed by Waste Management, Inc. ("WMX"), Chemical Waste Management, Inc. ("CWM"), Wheelabrator Technologies Inc. ("WTI"), Rust International Inc. ("Rust International"), Rust Industrial Services Inc. ("Rust Services") and Rust Remedial Services Holding Company Inc., a Delaware corporation ("Remedial Services"), with respect to the common stock, $.01 par value (the "Common Stock"), of NSC Corporation (the "Issuer"). This Amendment supplements and amends the Original Schedule 13D and should be read in conjunction therewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed them in the Original
Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In support of the Issuer's current efforts to explore strategic alternatives that may lead to a possible acquisition, merger or other business combination (collectively, the "Transaction") involving the Issuer, WMX has agreed not to dispose of shares of Common Stock of the Issuer beneficially owned by WMX for a period of at least 270 days except in a Transaction approved by the Issuer's board of directors. The Issuer has engaged BT Alex Brown to provide advisory and investment banking services in connection with the exploration of strategic alternatives.

Item 7 -- MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1  Letter from Waste Management, Inc. to the Issuer.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                                    WASTE MANAGEMENT, INC.


                                    By: /s/ Herbert A. Getz
                                       -----------------------------------------
                                       Herbert A. Getz
                                       Senior Vice President,
                                       General Counsel and Secretary



Dated:  March 23, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Wheelabrator Technologies Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                                 WHEELABRATOR TECHNOLOGIES INC.


                                 By: /s/ Thomas A. Witt
                                    ----------------------------------------
                                    Thomas A. Witt
                                    Secretary




Dated:  March 23, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                                  CHEMICAL WASTE MANAGEMENT, INC.


                                  By: /s/ Thomas A. Witt
                                     ----------------------------------------
                                     Thomas A. Witt
                                     Secretary


Dated:  March 23, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Industrial Services Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                                   RUST INDUSTRIAL SERVICES INC.


                                   By: /s/ Dale B. Tauke
                                      ---------------------------------------
                                      Dale B. Tauke
                                      Vice President



Dated:  March 23, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust International Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                                   RUST INTERNATIONAL INC.


                                   By: /s/ Herbert A. Getz
                                      ------------------------------------------
                                      Herbert A. Getz
                                      Vice President



Dated:  March 19, 1998

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Remedial Services Holding Company Inc. certifies that the information set forth in this Amendment is true, complete and correct.


                                RUST REMEDIAL SERVICES HOLDING COMPANY INC.


                                By: /s/ Dale B. Tauke
                                   ------------------------------------------
                                   Dale B. Tauke
                                   Vice President



Dated:  March 23, 1998

                                 EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

Exhibit 1        Letter from Waste Management, Inc. to the Issuer.